[Letterhead of Vinson & Elkins L.L.P.]

November 11, 2005

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention: James Murphy

Re:	Gastar Exploration Ltd.
Registration Statement on Form S-1
Filed August 12, 2005
File No. 333-127498

Ladies and Gentlemen:

Reference is made to the comment letter dated November 2, 2005 of the Staff of the Securities and Exchange Commission (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 referenced above. In advance of submitting other responses to comments in the Comment Letter, the Company is submitting supplemental engineering information and related responses to comments 25 through 40 of the Comment Letter. For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Engineering Comments

Risk Factors, page 7

Comment

25.	Regarding your response number 48, you indicate that if you experience problems with the existing plants or should production exceed capacity, arrangements could be made within a reasonable period of time for processing the gas. In response number 57 you state that the time to construct another plant is sixty to ninety days. As the

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production from this field is most of your current production, a shut-in of this amount represents over $4 million in lost revenues. Please provide a risk factor addressing this matter.

Response

The Company will update the risk factor to provide the requested information in Amendment No. 2 to the Registration Statement on Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

Comment

26.	You state that you use advanced technologies to assist in developing commercial natural gas production from known coal beds. Please describe to us the advanced technologies that you use that are not also used by others in the industry and why you consider it appropriate to describe these as advanced. Alternatively, please remove this claim from the filing.

Response

The Company will remove the claim in Amendment No. 2 to the Registration Statement on Form S-1.

Business, page 35

Natural Gas and Oil Operations, page 36

Geostar Acquisition, page 36

Comment

27.	Please revise your document to include the volume of proved developed and undeveloped reserves that were acquired in this acquisition. Additionally, provide pro forma reserve information for each of the last three years.

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Response

The Company will provide the requested information in Amendment No. 2 to the Registration Statement on Form S-1.

Natural Gas and Oil Reserves, page 47

Comment

28.	Regarding response number 61 as previously requested please include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X and remove the disclaimers from this section about your reserve estimates.

Response

The Company will provide the requested definition and remove the disclaimers in Amendment No. 2 to the Registration Statement on Form S-1.

Reserve Report of March 18, 2005

Comment

29.	We note that there are no operating expenses charged against any of the Kansas properties. Please explain this to us.

Response

All properties in Kansas owned by the Company are operated by other companies. The Company owns an overriding royalty interest (ORRI) in these properties per a farm-out agreement and thus is not responsible for operating costs. Estimated operating costs were used to calculate the economic limit anticipated for the operator; when the property is estimated to be uneconomic for the operator, the Company’s estimates of reserves and revenues end for that property.

Comment

30.	We note that for proved producing reserves in the year 2005 the operating costs plus ad valorem taxes total $0.73/Mcfe. However, in your S-1/A-1 filing your reported operating costs for 2004 are $1.12/Mcfe. Please reconcile this difference.

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Response

The Company will reconcile the difference in Amendment No. 2 to the Registration Statement on Form S-1.

Comment

31.	In regards to the Hilltop field, tell us how you account for the CO2 when performing the reserve estimates.

Response

For the Hilltop field, the estimates of net reserves are reduced by 4 percent to account for the CO2 removed by the plant.

Comment

32.	Tell us if the gas processing costs, including the monthly rental fees for the plant, in the 1-bilitop field are included in the operating expenses in the reserve report for the wells serviced by this plant and in your reported per equivalent barrel operating costs in your filing.

Response

Hilltop field gas processing costs, including the monthly rental fees for the plant, are included in the forecast of operating expenses in the reserve report and in the per equivalent barrel operating costs in our filing.

Comment

33.	Regarding the production profile graph and forecast of future production for the Texas proved producing reserves, unless you have actual evidence of a hyperbolic decline rate, we consider the incremental difference between a constant percent decline and a forecasted hyperbolic decline rate to be unproved reserves. You must honor the actual decline rate based on the data that you have. If and when it begins to decline in a well established hyperbolic fashion, you may then use the hyperbolic trend to determine proved reserves. Please revise your reserve forecast and filing accordingly.

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Response

The Kaufman 1 well in the Hilltop field was not producing at full capacity in 2004. The production was being choked and had flowing tubing pressure in excess of 6,500 psig in December 2004. Please see attached production profile graph which includes flowing tubing pressure data to confirm this comment. The Company has requested FOIA confidential treatment under Rule 83 for such supplemental material. As decline analysis on wells not producing at full capacity may not result in the best estimate of proved reserves, the estimates of reserves for Hilltop were based on a combination of pressure/production performance data, limited analogy to shallower Bossier completions (which show a stronger hyperbolic character than incorporated at Hilltop) in the trend and volumetrics. Our forecast of production and reserves was based on the operator’s plans to change the producing strategy from keeping the choke relatively constant and letting production decline to opening the well up to produce closer to capacity. Once this strategy was implemented, production for the Kaufman 1 well increased from approximately 9.8 MMcfpd in December 2004 to over 12.5 MMcfpd in February 2005.

Comment

34.	There are three proved undeveloped locations booked with proved reserves in the Hilltop Field in Leon County, Texas. Please provide a structure map of this field indicating the proved undeveloped locations and the Kaufman 1 well.

Response

As noted on the attached map, all proved locations are direct offsets to the Kaufman 1 well. The Kaufman 1 was extensively tested throughout the Bossier section with gas tests as low as 18,115 feet subsea, approximately 2,000 feet below the top of the producing Bossier Z-1 zone.

Comment

35.	We note in the Bobcat Field of Campbell County, Wyoming there appear to be a number of proved undeveloped well locations on property numbers that do not have proved producing reserves. Please confirm that all proved undeveloped locations are no more than one offset location from a proved producing well.

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Response

For categorization of proved reserves, the Company and Netherland, Sewell & Associates, Inc. (“NSAI”), the Company’s independent reserve evaluator, require adequate documentation regarding (1) geologic lateral continuity of the coal members, (2) pressure data to confirm continuity of the coals, (3) test or production data, from any wells in the section or offsetting section regardless of operator, to establish the coal permeability and the capability of the coals to produce gas, (4) sufficient gas content data and (5) commerciality of existing operations and planned future development. Even though the guidelines suggested by the Securities and Exchange Commission are restrictive on this issue, the Company and NSAI are of the opinion that the Powder River Basin represents one of the few examples in the United States where proved undeveloped reserves can be assigned beyond one direct offset spacing unit due to the demonstration of pressure communication (reservoir connectivity) over large distances, as shown by the water level tracking discussed above. This is only done in selected areas where coal continuity is established by existing well control and where pressure and permeability is established based on pressure and production information. Also, the offset or reference well for a proved undeveloped location assignment must be to an acceptable peak gas rate to support commerciality and to clearly support depletion of the assigned volumetric reserves for the spacing unit (normally 80 acres). This is a case-specific decision based on the data available. The producing well that establishes proved undeveloped reserves for an area is not necessarily owned by the Company.

Project areas in the Powder River Basin are often referred to as fields. The entire development in Townships 53N-56N and 73W-74W are considered one field where the lateral continuity, permeability and pressure communication of the coal has been demonstrated. Wells located in 54N 73W and 55N 73W in project areas referred to as Horse Creek, Noah Draw, Bobcat and Wildcat are in common reservoirs. Project names are assigned to each new development area. The production is from one field where the lateral continuity, permeability and pressure communication of the coal has been demonstrated.

Comment

36.	We note that in the East Squaw Field in Campbell County, Wyoming there appear to be numerous proved undeveloped locations with property numbers that are not included in the proved producing category for this field. Please confirm that all proved undeveloped locations are no more than one offset location from a proved producing well.

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Response

For categorization of proved reserves, the Company and NSAI require adequate documentation regarding (1) geologic lateral continuity of the coal members, (2) pressure data to confirm continuity of the coals, (3) test or production data, from any wells in the section or offsetting section regardless of operator, to establish the coal permeability and the capability of the coals to produce gas, (4) sufficient gas content data and (5) commerciality of existing operations and planned future development. Even though the guidelines suggested by the Securities and Exchange Commission are restrictive on this issue, the Company and NSAI are of the opinion that the Powder River Basin represents one of the few examples in the United States where proved undeveloped reserves can be assigned beyond one direct offset spacing unit due to the demonstration of pressure communication (reservoir connectivity) over large distances, as shown by the water level tracking discussed above. This is only done in selected areas where coal continuity is established by existing well control and where pressure and permeability is established based on pressure and production information. Also, the offset or reference well for a proved undeveloped location assignment must be to an acceptable peak gas rate to support commerciality and to clearly support depletion of the assigned volumetric reserves for the spacing unit (normally 80 acres). This is a case-specific decision based on the data available. The producing well that establishes proved undeveloped reserves for an area is not necessarily owned by the Company.

Project areas in the Powder River Basin are often referred to as fields. Wells located in 55N 73W, 56N 73W and 55N 74W in project areas referred to as East Squaw Creek, Old Squaw Creek, North Squaw Creek and South Squaw Creek are in common reservoirs. Project names are assigned to each new development area. The production is from one field where the lateral continuity, permeability and pressure communication of the coal has been demonstrated.

Comment

37.	In the Fence Creek Field in Campbell County, Wyoming there are 8 locations with proved non-producing reserves and 69 locations with proved undeveloped reserves. However, we could find no wells with proved producing reserves in this field. Your filing indicates that there is no pipeline that services this area. Therefore, until the reserves have transportation facilities available they should not be considered to be proved reserves. Please revise your filing to remove them from proved reserves.

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Response

The Company will address this comment in Amendment No. 2 to the Registration Statement on Form S-1.

Comment

38.	You have included 14 proved undeveloped locations in the North Squaw Field in Campbell County, Wyoming. However, we could find no proved producing or proved non-producing reserves in this field. Tell us the number of wells that have been drilled in this field and the status of those wells as of December 31, 2004. Tell us the basis for attributing proved reserves to this field with apparently no developed reserves and if there is a pipeline that services this field. We may have further comments.

Response

Wells located in 55N 73W, 56N 73W and 55N 74W in project areas referred to as East Squaw Creek, Old Squaw Creek, North Squaw Creek, and South Squaw Creek are in common reservoirs. Project names are assigned to each new development area. The production is from one field where the lateral continuity, permeability and pressure communication of the coal has been demonstrated. At December 31, 2004, 183 wells had been drilled in the project areas known as East Squaw Creek, Old Squaw Creek, North Squaw Creek and South Squaw Creek. Of the 183 wells drilled, 135 had ultimate reserves based on performance.

Comment

39.	We do not understand the reasons for attributing proved undeveloped reserves to the 73 locations in the Undesignated and the Wildcat Fields in Campbell County, Wyoming. Please explain this to us and tell us if these are two distinct fields and describe to us the pipeline facilities that service these fields. Also please confirm that all proved undeveloped locations are no more than one offset location from a proved producing well.

Response

For categorization of proved reserves, the Company and NSAI, the Company’s independent reserve evaluator, require adequate documentation regarding (1) geologic lateral continuity of the coal members, (2) pressure data to confirm continuity of the coals, (3) test or production data, from any wells in the section or

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offsetting section regardless of operator, to establish the coal permeability and the capability of the coals to produce gas, (4) sufficient gas content data and (5) commerciality of existing operations and planned future development. Even though the guidelines suggested by the Securities and Exchange Commission are restrictive on this issue, the Company and NSAI are of the opinion that the Powder River Basin represents one of the few examples in the United States where proved undeveloped reserves can be assigned beyond one direct offset spacing unit due to the demonstration of pressure communication (reservoir connectivity) over large distances, as shown by the water level tracking discussed above. This is only done in selected areas where coal continuity is established by existing well control and where pressure and permeability is established based on pressure and production information. Also, the offset or reference well for a proved undeveloped location assignment must be to an acceptable peak gas rate to support commerciality and to clearly support depletion of the assigned volumetric reserves for the spacing unit (normally 80 acres). This is a case specific decision based on the data available. The producing well that establishes proved undeveloped reserves for an area is not necessarily owned by the Company.

Project areas in the Powder River Basin are often referred to as fields. The entire development in Townships 53N-56N and 73W-74W is considered one field where the lateral continuity, permeability and pressure communication of the coal has been demonstrated. Wells located in 54N 73W and 55N 73W in project areas referred to as Horse Creek, Noah Draw, Bobcat and Wildcat are in common reservoirs. Project names are assigned to each new development area. The production is from one field where the lateral continuity, permeability and pressure communication of the coal has been demonstrated. The entire area is connected to a gathering system and is selling gas.

Comment

40.	If you now have information that you did not have on December 31, 2004 that will result in a material change of reserves you should disclose it under Subsequent Events. Please confirm that you have no such information, otherwise, please revise your document.

Response

The Company will address this comment in Amendment No. 2 to the Registration Statement on Form S-1.

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The Company has requested FOIA confidential treatment under Rule 83 for all of such supplemental material.

If you have any questions with respect to the foregoing, please call the undersigned at (713) 758-3710 or, in his absence, Jeremy S. Wagers at (713) 758-4712.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Jeremy Wagers
Jeremy S. Wagers for T. Mark Kelly

Encl.

cc:	H. Roger Schwall, Assistant Director
Securities and Exchange Commission